Pillsbury Winthrop Shaw Pittman LLP
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Mike Hird
tel 858.509.4024
mike.hird@pillsburylaw.com

April 8, 2013

VIA EDGAR AND OVERNIGHT COURIER

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C.  20549

Attention:	Jeffrey P. Riedler, Assistant Director
Karen Ubell, Staff Attorney
Jennifer Riegel, Special Counsel

Re:	Opexa Therapeutics, Inc.
Amendment No. 1 to Registration Statement on Form S-1
File No. 333-185738

Ladies and Gentlemen:

On behalf of Opexa Therapeutics, Inc. (the “Registrant”), we are concurrently filing with the U.S. Securities and Exchange Commission (the “Commission”) via EDGAR the above-referenced pre-effective Amendment No. 1 to Form S-1 Registration Statement (the “Registration Statement”).

We also refer to (i) the letter of Jeffrey Riedler, Assistant Director, dated January 9, 2013 to the Registrant which sets forth comments of the staff (the “Staff”) of the Commission regarding the Registration Statement initially filed on December 28, 2012 and (ii) the Registrant’s response letter dated January 14, 2013 to the Staff comment letter.  The Registrant provides the following additional information in response to the Staff comments.  The number of the responses and the headings set forth below correspond to the numbered comments and headings in the letter from the Staff.

We have also enclosed with the copy of this letter that is being transmitted via courier three copies of the Amendment No. 1 in paper format, marked to show changes between Amendment No. 1 and the initial Registration Statement.

Jeffrey P. Riedler
U.S. Securities and Exchange Commission
April 8, 2013

General

1.
We note that pursuant to Section 8(b) and 10(c) of the $15,000,000 Purchase Agreement, Lincoln Park is not obligated to purchase shares of common stock put to it if the company has been delisted from the NASDAQ Capital Market, provided our common stock is not immediately thereafter trading on the New York Stock Exchange, NYSE MKT, the NASDAQ Global Market, the NASDAQ Global Select Market, the NYSE ARCA or the OTC Bulletin Board. Such a condition is inappropriate, and this event of default should terminate the $15,000,000 Purchase Agreement rather than give rise to a condition to Lincoln Park’s obligation to purchase the common stock. Accordingly, please withdraw the registration statement, amend the $15,000,000 Purchase Agreement to eliminate this condition or revise the provision so that this event of default will cause the $15,000,000 Purchase Agreement to terminate in its entirety and register the amended equity line agreement on a new Form S-1.

Response:

Pursuant to subsequent telephone conversations between counsel to the Registrant, counsel to Lincoln Park Capital Fund, LLC, Staff Attorney Karen Ubell and Special Counsel Jennifer Riegel, we understand the Staff is withdrawing Comment #1.

2.	Please update your disclosure to include compensation paid during your fiscal year ended December 31, 2012.

Response:

The Registrant has revised its disclosure to include compensation paid during the fiscal year ended December 31, 2012 by incorporating its Annual Report on Form 10-K for the fiscal year ended December 31, 2012 filed with the Commission on March 29, 2013.  Additionally, the Registrant has revised its disclosure throughout the filing to update information due to the passage of time since filing of the initial Registration Statement.

Jeffrey P. Riedler
U.S. Securities and Exchange Commission
April 8, 2013

We appreciate your time and attention to the foregoing response.  Should the Staff have additional questions or comments regarding the foregoing, please do not hesitate to contact the undersigned at (858) 509-4024 or mike.hird@pillsburylaw.com, or Patty DeGaetano of this firm at (858) 509-4033 or patty.degaetano@pillsburylaw.com.

Very truly yours,

/s/ Mike Hird

Mike Hird

cc:     Neil K. Warma
Karthik Radhakrishnan
Patty M. DeGaetano, Esq.